United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Resolutions adopted at the General Ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 27th, 2012

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Alternate Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V.,

HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 26th, 2012 adopted the resolutions that are summarized as follows:

FIRST: Approved the individual and consolidated financial statements of GRUMA, S.A.B. DE C.V. for the Fiscal Year beginning on January 1st, through December 31st, 2011, as well as the reports referred to by Article 28 section IV of the ''Ley del Mercado de Valores'' (Mexican Securities Law) and Article Nineteen section IV of the Company's By-laws for the Fiscal Year ending December 31st 2011, consisting of:

A) Audit Committee's Annual Report;
B) Corporate Governance Committee's Annual Report;
C) Chief Executive Officer's Annual Report;
D) Board of Director's opinion of the Chief Executive Officer's Report;
E) Board of Director's Operations and Activities Report; and
F) Report Regarding the Policies and Accounting and Information Guidelines used for the preparation of the Financial Information.

SECOND: The compliance report on the Company's fiscal obligations referred to by Article 86 section XX of the ''Ley del Impuesto Sobre la Renta'' (Mexican Income Tax Law), was read.

THIRD: Approved that the 2011 Fiscal Year net profit, which amounts to $4,021'786,000.00 (FOUR THOUSAND TWENTY ONE MILLION SEVEN HUNDRED AND EIGHTY SIX THOUSAND PESOS 00/100 MEXICAN CURRENCY), to be applied as follows:

1.- Apply 5% (five percent) of the net profit, in the amount of $201'089,300.00 (TWO HUNDRED AND ONE MILLION EIGHTY-NINE THOUSAND THREE HUNDRED PESOS 00/100 MEXICAN CURRENCY), to reestablish the legal reserve.

2.- The remaining $3,820'696,700.00 (THREE THOUSAND EIGHT HUNDRED AND TWENTY MILLION SIX HUNDRED AND NIGHTY-SIX THOUSAND SEVEN HUNDRED PESOS 00/100 MEXICAN CURRENCY), shall be applied to the Retained Earnings Account.

FOURTH: Approved the proposal to set the maximum amount of funds that can be used to the purchase of the company's own shares and a Report of the operations carried out with the company's own shares in the 2011 Fiscal Year was submitted.

FIFTH: Regarding the Fifth item of the Agenda, the following resolutions were adopted:

1) Elected the Company's Directors, Proprietary and Alternates, so that said corporate body be conformed as follows:

PROPRIETARY	ALTERNATE
ROBERTO GONZALEZ BARRERA	JOEL SUAREZ ALDANA
JUAN A. GONZALEZ MORENO	ALEJANDRO VAZQUEZ SALIDO
BERTHA ALICIA GONZALEZ MORENO	JAVIER MORALES GONZALEZ
CARLOS HANK RHON	CARLOS HANK GONZALEZ
JUAN A. QUIROGA GARCIA	ALEJANDRO CORTINA GALLARDO
ALEJANDRO VALENZUELA DEL RIO	SYLVIA HERNANDEZ BENITEZ
ALEJANDRO BARRIENTOS SERRANO	HOMERO HUERTA MORENO
INDEPENDENT PROPRIETARY	INDEPENDENT ALTERNATE
JUAN MANUEL LEY LOPEZ	JUAN MANUEL LEY BASTIDAS
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JUAN DIEZ-CANEDO RUIZ	FELIPE DIEZ-CANEDO RUIZ
MARIO LABORIN GOMEZ	ALAN CASTELLANOS CARMONA
JOSE DE LA PENA ANGELINI	MARIO E. MEDINA RAMIREZ
JAVIER VELEZ BAUTISTA	JORGE VELEZ BAUTISTA
MARK KOLHORST	VIKRAM LUTHAR
FEDERICO GORBEA QUINTERO	RAY G. YOUNG

  MR. ROBERTO GONZALEZ BARRERA was ratified as Chairman of the Board of Directors and MR. JOEL SUAREZ ALDANA was appointed as its Alternate.

  MR. SALVADOR VARGAS GUAJARDO was appointed as Non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS was appointed as his Alternate.

  The meeting qualified the independence of Juan Manuel Ley Lopez, Adrian Sada Gonzalez, Alfonso Romo Garza, Bernardo Quintana Isaac, Juan Diez-Canedo Ruiz, Mario Laborin Gomez, Jose de la Pena Angelini, Javier Velez Bautista, Mark Kolkhorst and Federico Gorbea, as well as their corresponding alternates, Juan Manuel Ley Bastidas, Manuel Guemes de la Vega, Adrian Rodriguez Macedo, Diego Quintana Kawage, Felipe Diez-Canedo Ruiz, Alan Castellanos Carmona, Mario Ernesto Medina Ramirez, Jorge Velez Bautista, Vikram Luthar, and Ray G. Young to integrate the Board of Directors, pursuant to Article 26 of the ''Ley del Mercado de Valores'' (Mexican Securities Law).

  Approved as compensation for the Company's Directors the amount of $80,000.00 (EIGHTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) per each attendance to the Board Meetings.

  Approved as compensation for the members of the Audit and Corporate Governance Committees the amount of $40,000.00 (FORTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) per each attendance to each Meeting of such Committees, as well as for the execution of their duties, studies and previous analysis carried out for each Meeting held within the aforementioned Committees.

SIXTH: Appointed Mr. Juan Diez-Canedo Ruiz as Chairman of the Audit and Corporate Governance Committees, and Mr. Mario Laborin Gomez as member and financial expert of the Audit committee.

SEVENTH: Authorized SALVADOR VARGAS GUAJARDO and GUILLERMO ELIZONDO RIOS, so that jointly or separately, any of them, on behalf of the Company, carry out any and all acts needed to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize any portion or all of this minutes, as well as to issue simple or certified copies of the same.

EIGHTH: Approved the content of the minutes prepared in connection with the aforementioned Meeting.

Monterrey, N.L., April 26, 2012.

GUILLERMO ELIZONDO RIOS

ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS